SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Collabrium Japan Acquisition Corporation
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G2266G102
(CUSIP Number)

Polar Securities Inc. Attention: Greg Lemaich 401 Bay Street, Suite 1900 PO Box 19 Toronto, Ontario M5H 2Y4, Canada (416) 369-8087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2266G102	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 711,900 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 711,900 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 711,900 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G2266G102	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 711,900 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 711,900 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 711,900 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G2266G102	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, no par value (the "Shares"), of Collabrium Japan Acquisition Corporation, a British Virgin Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 16 Old Bond Street, London W1S 4PS.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by:

(i) North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Shares reported in this Schedule 13D directly held by it; and

(ii) Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws of Ontario, Canada, serving as investment advisor to North Pole with respect to the Shares reported in this Schedule 13D directly held by North Pole.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada..

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	North Pole is a Cayman Islands exempted company and Polar Securities is a company incorporated under the laws of Ontario, Canada.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. G2266G102	SCHEDULE 13D	Page 5 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in North Pole and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $7,107,447.71 was paid to acquire the Shares.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Shares because they believed the Shares represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on the price levels of the Shares and various other factors described below, the Reporting Persons may sell some or all of their Shares. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 2,849,421 Shares outstanding as of August 22, 2014, based on the acceptance of 979,633 Shares for purchase by the Issuer in the Company's tender offer (as reported in the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 22, 2014) out of the 3,829,054 Shares outstanding as of July 23, 2014 (as reported in the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2014).

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares within the past sixty days by North Pole, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. Polar Securities did not enter into any transactions in the Shares within the past sixty days.

CUSIP No. G2266G102	SCHEDULE 13D	Page 6 of 11 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

North Pole holds warrants (the "Warrants") to purchase 521,421 Shares at an exercise price of $11.50 per whole share. However, pursuant to the terms of such warrants, North Pole cannot presently exercise any such warrants. The terms of the Warrants are as set forth in that certain Warrant Agreement dated as of October 18, 2012 by and between the Issuer and Continental Stock Transfer & Trust Company attached as Exhibit 10.7 to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2014. North Pole may sell such Warrants.

Other than as described in this Item 6 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. G2266G102	SCHEDULE 13D	Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

POLAR SECURITIES INC.

/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager

/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer

CUSIP No. G2266G102	SCHEDULE 13D	Page 8 of 11 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

NORTH POLE CAPITAL MASTER FUND

Gary Linford serves as a director of North Pole. His business address is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road , Grand Cayman, Cayman Islands. His principal occupation is founder of Highwater Limited pursuant to which he provides company management and directorship services. Mr. Linford is a citizen of the South-Africa.

Richard Vaughan serves as a director of North Pole. His business address is 58 Peterborough Road London, United Kingdom SW6 3Eb. His principal occupation is serving as a chartered accountant. Mr. Vaughan is a citizen of the United Kingdom.

Gregory Bennett serves as a director of North Pole. His business address is Windward 1, Regatta Office Park, West Bay Road, Grand Cayman KY1-1103, Cayman Islands. His principal occupation is acting as director of The Harbour Trust Co. Ltd. Mr. Bennett is a citizen of Canada.

POLAR SECURITIES INC.

J. Paul Sabourin serves as a director and Chief Investment Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Investment Officer of Polar Securities. Mr. J. Paul Sabourin is a citizen of Canada.

Tom Sabourin serves as a director and Chief Executive Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Executive Officer of Polar Securities. Mr. Tom Sabourin is a citizen of Canada.

Herman Gill serves as a director and Chief Financial Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Financial Officer of Polar Securities. Mr. Gill is a citizen of Canada.

Robyn Schultz serves as Chief Compliance Officer of Polar Securities. Her business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. Her principal occupation is serving as Chief Compliance Officer of Polar Securities. Ms. Schultz is a citizen of Canada.

CUSIP No. G2266G102	SCHEDULE 13D	Page 9 of 11 Pages

Abdalla Ruken serves as Chief Risk Officer of Polar Securities. His business address is Suite 1900, 401 Bay Street Toronto, ON M5H 2Y4. His principal occupation is serving as Chief Risk Officer of Polar Securities. Mr. Ruken is a citizen of Canada and Libya.

CUSIP No. G2266G102	SCHEDULE 13D	Page 10 of 11 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares and Units (each consisting of one Share and one Warrant) which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

NORTH POLE CAPITAL MASTER FUND

Trade Date	Shares/Units	Shared Purchased (Sold)	Price ($)*

06/27/2014	Shares	(700)	10.5
06/27/2014	Shares	(300)	10.49
06/27/2014	Shares	100	10.402
06/27/2014	Shares	200	10.41
06/30/2014	Units	(100)	10.58
06/30/2014	Units	(100)	10.56
06/30/2014	Units	200	10.465
06/30/2014	Units	100	10.5
06/30/2014	Units	200	10.43
06/30/2014	Units	100	10.49
06/30/2014	Units	1,700	10.5
07/01/2014	Shares	(200)	10.5
07/08/2014	Shares	(300)	10.5
07/08/2014	Shares	100	10.11
07/08/2014	Shares	100	10.2
07/08/2014	Units	100	10.4
07/08/2014	Units	100	10.49
07/08/2014	Units	2,902	10.6
07/25/2014	Units	100	10.3
07/28/2014	Shares	100	10.385

* Excluding commissions.

CUSIP No. G2266G102	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 27, 2014

POLAR SECURITIES INC.

/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager

/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer